PINNACLE ENTERTAINMENT ANNOUNCES PRELIMINARY 2016 FIRST QUARTER FINANCIAL RESULTS

LAS VEGAS, April 11, 2016 - Pinnacle Entertainment, Inc. (NASDAQ: PNK) today announced preliminary financial results for the first quarter ended March 31, 2016.

Preliminary 2016 First Quarter Financial Results

•	Net Revenues are expected to be between approximately $577 million and $583 million.

•	Consolidated Adjusted EBITDA is expected to be between approximately $168 million and $174 million.

•
Consolidated Adjusted EBITDA in the 2016 first quarter included a negative impact of $2.9 million from estimated lost business volume in Lake Charles due to regional flooding that closed the I-10 corridor between Texas and Louisiana for four days in mid-March and a non-recurring addition to legal reserves. In the prior year period, Consolidated Adjusted EBITDA included a $3.6 million benefit from the refund of a disputed vendor payment.

•	Income from continuing operations is expected to be between approximately $36 million and $44 million.

•
The Company repaid $105 million of debt. Total principal amount of debt was $3.512 billion at the end of the 2016 first quarter. The Company's total principal amount of debt included approximately $750 million of borrowings under its revolving credit facility, $197 million outstanding on its Term Loan B, and $2.565 billion of bonds.

•	Cash at the end of the 2016 first quarter was $121 million.

Update on Transaction with Gaming and Leisure Properties, Inc. ("GLPI")

•
On July 21, 2015, the Company announced a definitive agreement under which GLPI will acquire substantially all of its real estate assets following the spin-off of the Company's operations into an independent public company ("OpCo"). As consideration for the Company's real estate, PNK shareholders will receive 0.85 shares of GLPI common stock per PNK share they own, as well as the assumption of $2.7 billion of debt and other transaction costs by GLPI. In addition, PNK shareholders will receive one share of the spun-off OpCo per share of PNK they own. The Company will continue to operate its gaming entertainment businesses in the facilities through a triple net master lease with GLPI following the completion of the transaction.

•
The Company currently expects OpCo to have a debt principal balance of approximately $840 million at the closing of the transaction with GLPI, after giving effect to the OpCo Cash Payment and other transaction closing costs. Total gross leverage from borrowed money is expected to be approximately 3.5x pro forma Adjusted EBITDA after cash rent and total net leverage from borrowed money of approximately 3.0x pro forma Adjusted EBITDA after cash rent.

•
The OpCo distribution is expected to be made on April 28, 2016, concurrent with the closing of the transaction with GLPI, and is subject to certain terms and conditions, including approval of the transaction by the Louisiana Gaming Control Board and Colorado Limited Gaming Commission.

The Company has not yet finalized its financial results for the 2016 first quarter. The preliminary financial results contained in this press release are unaudited and subject to revision pending the completion of the accounting and financial processes necessary to prepare and compare the Company’s financial statements for the periods provided. However, because currently available information is preliminary, actual financial results may be different from these estimates, and any difference could be material. The Company expects to release final 2016 first quarter results in May 2016.

Preliminary Financial Results for 2016 First Quarter

	Range of preliminary results for the three months ended March 31, 2016		For the three months ended March 31, 2015
(in thousands)	Low	High
Revenues	$577,000	$583,000	$572,839
Consolidated Adjusted EBITDA	$168,000	$174,000	$169,723

(in thousands)	Preliminary balances as of March 31, 2016
Cash and cash equivalents	$121,317
Total debt including current maturities (1)	$3,525,737

(1)	Principal amount of debt outstanding is $3,512,198. Amount presented above includes $13,539 of premium, net of discounts and debt issuance costs.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA is a non-GAAP financial measure. The Company defines Consolidated Adjusted EBITDA as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, corporate-level litigation settlement costs, gain (loss) on sale of certain assets, loss on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations.

Not all of the aforementioned benefits and costs occur in each reporting period, but have been included in the definition based on historical activity.

The Company uses Consolidated Adjusted EBITDA as a relevant and useful measure to compare operating results between accounting periods. The presentation of Consolidated Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of its business and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Management eliminates the results from discontinued operations as they are discontinued. Management also reviews pre-opening, development and other costs separately, as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. Management believes that Consolidated Adjusted EBITDA is a useful measure for investors because it is an indicator of the strength and performance of ongoing business operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within our industry. Consolidated Adjusted EBITDA also approximates the measures used in the debt covenants within the Company’s debt agreements. Consolidated Adjusted EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using other comparative measures to assist in the evaluation of operating performance.

Consolidated Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies. See the attached “supplemental information” table for a reconciliation of Consolidated Adjusted EBITDA to Income from continuing operations.

About Pinnacle Entertainment
Pinnacle Entertainment, Inc. owns and operates 15 gaming entertainment businesses, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, and Ohio. The Company also holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

On March 29, 2016, the Company entered into a definitive agreement with a subsidiary of Gaming and Leisure Properties, Inc. to acquire the operations of the Meadows Racetrack and Casino for total consideration of $138.0 million. The transaction is subject to the approvals of the Pennsylvania Gaming Control Board and Pennsylvania Harness Racing Commission, the expiration or termination of the applicable Hart-Scott-Rodino waiting period, and other customary closing conditions. The transaction is expected to close by the end of the 2016 third quarter.

Additional Information
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4/A (File No. 333-206649) that includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on February 16, 2016. Pinnacle mailed the definitive proxy statement/prospectus to its stockholders on or about February 16, 2016, and its stockholders approved the transaction on March 15, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/A, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.
Forward Looking Statements
All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding (a) the preliminary financial results for the first quarter ended March 31, 2016, including the estimated Net Revenues, Consolidated Adjusted EBITDA, Income from continuing operations, debt and cash as of the end of the first quarter and other financial measures included herein, (b) the transaction between Pinnacle and Gaming and Leisure Properties, Inc. (NASDAQ: GLPI) whereby Pinnacle would sell its real estate assets to GLPI and spin-off Pinnacle’s operations into a new public company; the ability of Pinnacle to obtain the financing necessary to complete the transaction with GLPI; receipt of regulatory approvals, the debt of PNK Entertainment, Inc. (“OpCo”) following the spin-off and the consummation of the transaction and the timing thereof and (c) the transaction between Pinnacle and a subsidiary of GLPI whereby Pinnacle would acquire the operations of the Meadows Racetrack and Casino (the “Meadows Transaction”), the consummation of the Meadows Transaction and the timing thereof, the satisfaction of various closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining approval of the Pennsylvania Gaming Control Board and the Pennsylvania Harness Racing Commission. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Pinnacle’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI or the Meadows Transaction will be completed on any particular timeframe or at all. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review Pinnacle’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

References in this press release to "Pinnacle Entertainment, Inc.," "Pinnacle, " "Company," "we," "our" or "us" refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates.

Ameristar, Belterra, Boomtown, Casino Magic, Heartland Poker Tour, L’Auberge, River City, mychoice, and Belterra Park are registered trademarks of Pinnacle Entertainment, Inc. All rights reserved.

Investor Relations & Financial Media
Vincent J. Zahn, CFA
Vice President & Treasurer
investors@pnkmail.com
(702) 541-7777

Pinnacle Entertainment, Inc.
Supplemental Information
Preliminary Revenues and Preliminary Consolidated Adjusted EBITDA and
Reconciliations of Preliminary Consolidated Adjusted EBITDA to
Preliminary Income from Continuing Operations
(In thousands, unaudited)

	Range of preliminary results for the three months ended March 31, 2016 (b)		For the three months ended March 31, 2015
	Low	High
Revenues	$577,000	$583,000	$572,839

Consolidated Adjusted EBITDA (a)	$168,000	$174,000	$169,723

Other costs:
Depreciation and amortization	(55,096)	(53,096)	(67,831)
Pre-opening, development and other costs	(5,550)	(5,050)	(1,567)
Non-cash share-based compensation expense	(4,351)	(4,351)	(4,104)
Write-downs, reserves and recoveries, net	(3,150)	(2,650)	(3,144)
Interest expense, net	(59,793)	(59,793)	(61,083)
Loss from equity method investment	—	—	(83)
Income tax expense	(4,500)	(5,300)	(4,832)
Income from continuing operations	$35,560	$43,760	$27,079

(a)	See discussion of Non-GAAP Financial Measures above for a detailed description of Consolidated Adjusted EBITDA.

(b)	The impact of the transaction with GLPI on our financial results is expected to be recognized upon the closing of the transaction in the 2016 second quarter.